Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

April 22, 2021

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 26, 2021 with respect to the Amendment and the registration of the Trust’s series, SoFi Weekly Dividend ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Please update the EDGAR series and class information with the Fund’s exchange ticker symbol.
Response: The EDGAR series and class information will be updated with the Fund’s exchange ticker symbol.
2.Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.
Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
3.Please provide the Staff a copy of the Fund’s methodology along with portfolio constituents and weights in index, country and sectors.
Response: The requested information was sent to the Staff by email on April 22, 2021.
4.Explain how the line item “Other Expenses” in the Fees and Expenses table was estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

5.Please explain what is meant by “sustainable dividend filters.”
Response: The Trust responds by noting that “sustainable” refers to those companies selected for the Index that have a stable dividend payout. Companies must have paid regular dividends during the previous twelve months and be forecasted to pay regular dividends during the next twelve months to be eligible for inclusion in the Index. The sentence has been revised to read as follows: “The Index follows a rules-based methodology (described generally below) that tracks the performance of the equity securities of publicly-traded, large- and mid-capitalization U.S. and non-U.S. companies in developed markets that are selected based on a set of ~~sustainable~~ dividend filters focused on dividend sustainability, described below.”
6.The Staff notes the Fund’s intention to distribute income from investments weekly. It appears to the Staff that the Fund’s income distributions will likely vary substantially from week to week depending upon the dividend payment schedules of the Fund’s underlying holdings. If accurate, please add disclosure explaining that the Fund’s weekly income distributions may be irregular and fluctuate widely in amounts and that the Fund’s NAV may also fluctuate based on the timing of the receipt of dividends and payment of income distributions. In addition, please note that the Staff is concerned that certain investors may buy the dividend and that this may impact the Fund’s share price and arbitrage mechanism. Please explain supplementally the Fund’s consideration of these issues and explain its determination that it would not negatively impact investors.
Response: The Trust responds supplementally by confirming that although the Fund intends to maintain a consistent income distribution, the amount of the Fund’s distributions may vary from week to week depending upon the dividend payment schedules of the underlying holdings.
The Trust responds by modifying the third paragraph in the sub-section titled “The Fund’s Investment Strategy” as follows: “The Fund expects to distribute income from its investments to shareholders weekly. The Fund anticipates making its weekly income distributions each Thursday (or, in the event the New York Stock Exchange (“NYSE”) is closed for trading on Thursday, on a day earlier in the week). However, although the Fund intends to maintain a consistent weekly income distribution, depending upon the timing of the receipt and payment of dividends from the Fund’s underlying holdings, the amount of the Fund’s weekly income distribution may fluctuate and the Fund’s NAV will fluctuate accordingly.”
The Trust also responds by modifying the “Dividend Risk” disclosure in Items 4 and 9 as follows:
“Dividend Risk. Dividend payments may fluctuate widely in amounts. There is no guarantee that issuers of the securities held by the Fund will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. An issuer of a security may be unwilling or unable to pay income on a security. Dividends are paid only when declared by an issuer’s board of directors, and the amount of any dividend may vary over time. The Fund’s NAV may fluctuate based on the timing of the receipt and payment of dividends.”
With regard to investors buying the dividend and the risk of arbitrage, the Trust believes it is unlikely the difference between the Fund’s NAV and exchange price would be impacted in that scenario as shares trading in the secondary market will be priced by market makers and are expected to reflect the intrinsic value of the underlying portfolio. Shares created/redeemed through Authorized Participants will be based on the Fund’s NAV which will fully incorporate the effects of dividend payouts on security share prices. In addition, the Trust believes that transaction costs and taxes would deter such behavior. In light of accurate real-time pricing and costs to engage in buying the dividend, the Trust does not believe there will be any negative impact to investors. The Trust also notes that such activity would be applicable to any ETF, the primary difference for this Fund being the frequency of dividend payouts.

7.With a view to disclosure, please explain how the Index Provider determines that a company may be forecasted to pay regular dividends during the next 12 months.
Response: The Trust notes that in response to this Comment and Comment No. 8, below, the “Dividend Growth” eligibility requirement in the sub-section titled “SoFi Sustainable Dividend Index,” has been revised as follows:
“Dividend Sustainability ~~Growth~~. Companies must have a stable dividend payout in which they paid regular dividends during the previous twelve months and be forecasted to pay regular dividends during the next twelve months. In order to forecast the payment of regular dividends, the Index Provider utilizes a third-party service provider to provide consensus estimates of dividends per share. Companies must also have dividends per share over the previous twelve months which are higher or equal to 90% of the annual dividends per share paid out one year ago and five years ago.”
8.Please clarify the “Dividend Growth” eligibility requirement in the sub-section titled “SoFi Sustainable Dividend Index,” and explain why dividend growth is an appropriate label given dividends only need to be greater than or equal to 90% during prior periods.
Response: The Trust responds by revising and replacing the “Dividend Growth” eligibility requirement disclosure as set forth in the response to Comment No. 7, above.
9.Please revise the “Payout Ratio” eligibility requirement in the sub-section titled “SoFi Sustainable Dividend Index” to explain what the payout ratio is designed to accomplish and clarify whether earnings per share (“EPS”) will be an adjusted figure. In addition, state what happens if a company has negative earnings per share during the period.
Response: The Trust responds by revising the “Payout Ratio” eligibility requirement disclosure as follows:
“Payout Ratio. Companies must have a payout ratio between 0% and 100% (for companies already included in the Index, the payout ratio needs to be outside of this range for two consecutive Selection Days ~~reconstitutions~~ to be removed from the Index). The payout ratio is the percentage of earnings paid to shareholders in dividends, determined by the total amount of ~~defined as~~ dividends paid out to shareholders per share during the last twelve months divided by the latest reported company earnings per share over the 12 months. The payout ratio is used to determine earnings paid to shareholders versus earnings retained by the company. A company with negative earnings will have a negative payout ratio.”
The Trust further responds by supplementally noting that negative earnings lead to a negative payout ratio. As described above, if the payout ratio is negative during two consecutive Selection Days, the security will be excluded from the Index. EPS can be diluted or basic depending on how the company reports (this differs between countries). To avoid lookahead bias, the EPS data provided to the Index Provider by its third-party service provider is not adjusted or restated.
10.Please clarify the “Dividend Yield” eligibility requirement disclosure in the sub-section titled “SoFi Sustainable Dividend Index” using plain English.
Response: The Trust responds by revising the “Dividend Yield” eligibility requirement disclosure as follows:
“Dividend Yield. The companies that meet the eligibility requirements set forth above are included in the Index if they have a dividend yield over the past 12 months that is higher than 1.2x the weighted average dividend yield of the GBS Universe. “Dividend yield” is a financial ratio (dividend divided by price)

that shows how much a company pays out in dividends each year relative to its stock price. If less than 100 companies meet the eligibility requirements to be included in the Index, additional companies are selected based on the highest dividend yield until the Index reaches 100 constituent companies.”
11.If the Fund anticipates having material exposure to a sector, industry, or geographic region, please disclose them clearly.
Response: The Trust responds that the Fund does not anticipate having material exposure to a sector or industry but will continue to assess weightings on an annual basis and will revise the disclosure accordingly. With respect to geographic exposure, the disclosure currently states that the Fund will invest in “U.S. and non-U.S. companies in developed markets” however, the Trust does not anticipate material exposure to a specific geographic region. The Trust notes that a “Foreign Securities Risk” is also included in the disclosure.
12.Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.
13.Please clarify who is responsible for paying the Fund sponsor fee to SoFi.
Response: The Trust responds that the Adviser is responsible for paying SoFi a fee based on the total management fee earned by the Adviser under the Advisory Agreement less the Unitary Expenses and certain start-up costs.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.49%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $50	3 Years: $157

5